SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL 2003

TMM Group, Inc. and
TMM Holdings, Inc.
(Translation of registrant’s name into English)

Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2003
Grupo TMM, S.A. and TMM Holdings, S.A. de C.V.
	By:	/s/ Jacinto Marina Cortés Jacinto Marina Cortés Chief Financial Officer

EXHIBIT INDEX

EXHIBIT 99.1:	Press Release dated April 23, 2003 (GRUPO TMM ANNOUNCES FIRST QUARTER 2003 EARNINGS RELEASE DATE)

EXHIBIT 99.2:	Press Release dated April 24, 2003 (GRUPO TMM, S.A. ANNOUNCES AMENDMENT OF EXCHANGE OFFERS AND CONSENT SOLICITATIONS FOR ITS 9 1/2 % SENIOR NOTES DUE 2003 AND 10 1/4 % SENIOR NOTES DUE 2006)

This Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the Registration Statements on Form F-3, Numbers 333-90710 and 333-90712.